SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

02 MAR -4 AM 8:58

SG-CC : MJT

02015593

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, February 8, 2002

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Attention : Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

SOLVAY

PRESS RELEASE

VinyLoop

Embargo : February 25, 2002 at 8 :30 AM (Brussels time)

Breakthrough in recycling PVC composite waste: Start-up of first industrial unit using the VINYLOOP® process, in Ferrara (Italy)

Ferrara, Italy, 25 February 2002. The first industrial unit to use the Vinyloop® process started operating this month. It is at Solvay's Ferrara site, and will be able to regenerate PVC from at least 10,000 tonnes a year of waste plastic material.

The unit is operated by Vinyloop Ferrara SpA, a joint venture of four companies: SolVin Italia, Adriaplast, Tecnometal and Vulcaflex[1]. It cost 10.6 million euros in total, and received financial support from *Vinyl 2010*, the European PVC industry's Voluntary Commitment[2].

The waste materials processed will primarily be PVC insulation material from electric cables, and at least 80% of this will be waste from post-consumer materials.

The Vinyloop® process was developed by Solvay's Research and Development center in Brussels, and was patented in 1998. Studies for the Ferrara project began in September 2000, and construction started on the site of Solvin Italia's old PVC production plant in March 2001. The investment project thus also demonstrates Solvay's active involvement in transforming and restoring one of its sites whose original industrial function has ceased.

The first batches of recycled PVC were produced on 4 February 2002, and investigations will be made in the coming months to see whether there is scope for improvements in the way the installation operates.

Waste insulating material from cables is often a mixture of PVC, rubber and polyethylene. To produce optimal yields from the recycling, there are plans for a line to pre-treat the waste, starting in April 2002. This will use the Tricare process, which was developed by Solvay as part of a European research program and makes it possible to attain a PVC content of 85% from the waste material.

The life cycle assessment for PVC applications has been greatly improved by this new ability to recycle composite waste materials, and the start-up of this first unit demonstrates the will of Solvay and its partner firms to make practical progress in their pursuit of sustainable development. Such an initiative is only valid, however, if the process is cost-effective. In fact, the quality of the PVC regenerated in the Vinyloop® process makes possible a selling price which is a high percentage of that for a virgin compound. This will assist Vinyloop Ferrara SpA in quickly reaching breakeven.

---

[1] **SolVin Italia** is one of the participants in the Solvin joint venture (75% Solvay, 25% BASF), which is one of the main PVC producers in Europe. **Adriaplast SpA** is a subsidiary of the Solvay group that produces industrial films for the pharmaceutical sector, food packaging and applications such as credit cards. **Tecnometal Srl** has a leading position in Europe as a company specializing in the recycling of electricity and telephone cables. **Vulcaflex SpA** is a European leader in PVC coating and calendering for a variety of applications from motor vehicle components to packaging, furniture and footware

The second Vinyloop® industrial unit will especially designed to recycle PVC-coated tarpaulins and fabrics produced by Ferrari Textiles (France), a company that has played a leading part from the beginning in the development of Vinyloop®. This unit should start operating in 2004, and there are half a dozen other projects being studied elsewhere in Europe, Canada and Japan.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs about 32,000 people in 50 countries. In 2000 its consolidated sales amounted to EUR 8.9 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed in the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information, please contact:

Patrick Crucifix
Vinyloop Project Leader
Solvay SBU Vinyls
Tel +32 (0) 2 509 7194
patrick.crucifix@solvay.com

Jacques de Gerlache
HSE Corporate Communications
Solvay S.A.
Tel +32 (0) 2 509 6454
jacques.degerlache@solvay.com

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : February 12, 2002 at 8:30 A.M. (Brussels time)

SOLVAY CONCLUDES SALE OF AUTOMOTIVE AIR SYSTEMS AND TECHNICAL PARTS ACTIVITIES TO MANN+HUMMEL

Solvay has finalized the sale of its automotive Air Induction Systems and Technical Parts activities to Mann+Hummel, which was initially announced last October.

Solvay's Air Induction Systems and Technical Parts activities include the development and manufacturing of plastic automotive components for engine air induction systems, engine covers, HVAC (heating, ventilation, air conditioning) and engine cooling ducts, windscreen wash systems and headlamp cleaning systems. They generated a global turnover of EUR 151 million in 2001, with 1,100 employees and 8 production facilities worldwide - in France, Germany, Spain, the United Kingdom, the United States and Brazil – as well as a research and development center in Belgium.

"The detailed assessment that we have carried out with Mann + Hummel since last October confirms the existence of a good complementarity of our strategies, operations and products", said Jacques van Rijckevorsel, General Manager of the Processing Sector of Solvay and member of the Group's Executive Committee. "Solvay's Air Induction Systems and Technical Parts activities now have promising development potential in the framework of a new company, where they will be part of the core business", van Rijckevorsel said.

"Solvay's strategy includes concentrating on key activities where the group ranks among world leaders. In the automotive sector, the Group will now focus on Inergy Automotive Systems, our joint venture with Plastic Omnium, which is number one on the global fuel systems market and serves virtually all major car manufacturers", Jacques van Rijckevorsel added.

MANN+HUMMEL was founded 1941 in Ludwigsburg, Germany and has an annual turnover of EUR 990 Million, with a workforce of 9100 people on 38 locations worldwide. The Group develops and produces Components and Systems for air intake applications and oil and fuel filtration systems. Additional information can be found at www.mann-hummel.com

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs about 31,600 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Pharmaceuticals, Chemicals, Plastics and Processing. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com

****

For further information please contact :

Gabriele Jost
Head of Corporate Communications
Mann+Hummel
Tel.: ++49 7141 98 25 83
Fax: ++49 7141 983946
E-mail: gabriele.jost@mann-hummel.com

Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel: ++32 2 509 72 30
Fax: ++32 2 509 72 40
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français – This press release is also available in English

SOLVAY

PRESS RELEASE

Press contact Tel.: 32/2/509 72 30
Investor Relations Tel.: 32/2/509 60 16
E-mail : michel.defourny@solvay.com
investor.relations@solvay.com
Internet : www.solvay-investors.com

Embargo: Brussels, 8 February 2002 at 8:00 AM

SOLVAY GROUP – 2001 PROVISIONAL RESULTS

- **Net current earnings of EUR 403 million, down 7 % from the record level of 2000. Second half of 2001 up 10 % from the second half of 2000.**
- **Strong growth in earnings in the Pharmaceuticals sector (up 51 %) and Chemicals sector (up 23 %), drop in the Plastics sector (down 70 %) and stability in Processing**
- **Further implementation of the strategy for change in 2001:**
  - ✓ **more rapid growth in Pharmaceuticals sector earnings**
  - ✓ **more rapid development of Specialties (acquisition of specialty polymers from BP and acquisition in progress of Ausimont in fluorinated products)**

The Solvay Group ended the year 2001 with **net current earnings** of EUR 403 million, down 7 % from the record level of 2000 (EUR 433 million). After a first half of 2001 down 18 % compared to the same period of 2000, the net current earnings for the second half of 2001 was 10 % above that of the second half of 2000, thanks to an efficient cost control, and despite the generally recognized decline in the world economy, which was worsened by the September 11 events.

The beginning of 2002 is still marked by uncertainty concerning the future performance of the world economy. The Group nevertheless should continue to benefit in 2002 from the strategy, followed for a number of years, of focusing on more rapid development in its Pharmaceuticals sector and the highest-added-value Specialties, while reinforcing its competitive position in its Essentials portfolio and its leadership in world markets.

SOLVAY GROUP– CONSOLIDATED RESULTS

(including minority interests)	MILLION EUR		2001 /2000 (EUR)	MILLION USD(1)
	2000	2001 (2)	Δ%	2001
Sales	**8 863**	**8 725**	**- 2 %**	**7 689**
Gross margin	2 445	2 444	-	2 154
EBIT	**666**	**628**	**- 6 %**	**553**
Net debt expenses	-83	- 90	+ 8 %	- 79
Current taxes	-123	- 135	+ 10 %	- 119
Earnings from operations accounted for under the equity method (3)	-27	-	n.s	-
Net current earnings	**433**	**403**	**- 7 %**	**355**
Net extraordinary items	-	-	-	-
Net earnings	**433**	**403**	**- 7 %**	**355**
Minority interests	-11	+5	n.s	+ 5
Depreciation	551	522	- 5 %	460
Cash flow (4)	**984**	**925**	**- 6 %**	**815**
EBITDA (5)	1217	1 150	- 6 %	1 013
Capital expenditures	**812**	**2 627 (6)**	**n.s**	**2 315**
Research and Development	**360**	**341**	**- 5 %**	**301**

) 1 EUR = 0.8813 USD (31 December 2001)
) Unaudited figures: The financial information contained in this release has not been verified by the auditor (commissaire-réviseur).
) The results of the PP activities were accounted for under the equity method in 2000 and deconsolidated in 2001.
) Cash flow = net income plus depreciation and amortization
) EBITDA = EBIT plus depreciation and amortization
) Including the acquisition of Ausimont, announced in December 2001, and the acquisition of BP's specialty polymers through an exchange of assets

Sales for the year 2001 reached EUR 8,725 million, down 2 % from 2000. This reduction is attributable primarily to changes in the activities consolidated: the placing of the polyethylene activities in a joint venture with BP, the acquisition of the specialty polymer activities of BP and the deconsolidation of the decoration activities, the sale of which took place during 2001, as well as the transition to proportional consolidation, effective January 1, 2001, of Solvay Indupa, in which Solvay holds a 51.2% interest. These changes resulted in a – 2,5 % reduction of in sales. Currency variations as a whole, had negligible impact on sales, as the strength of the USD was compensated by the weakness of other currencies.

Net debt expenses increased to EUR 90 million, up 8 % from 2000. This increase was due to the Group's establishing in 2001 greater financial flexibility in anticipation of the possible acquisition of Ausimont. It should be noted, in connection with this acquisition (EUR 1.3 billion) and the means that Solvay has established to finance it without long-term deterioration of its balance-sheet ratios, that the Group has seen its excellent A/A2 ratings confirmed by Standard & Poors and Moody's.

Current taxes increased 10 % compared to 2000, which had profited from non-recurring tax credits. The average tax rate was 25% for 2001.

Taking into account the negligible balance of **extraordinary items**[1], **net earnings** were equal to the net current earnings of EUR 403 million. Minority interests (EUR 5 million) do not include the losses of Solvay Indupa attributable to third parties, because of the proportional consolidation, effective January 1, 2001, of Solvay Indupa, in which the Group has a 51.2% interest.

Cash flow for 2001 was EUR 925 million, down 6 % with depreciation down 5 %, following the establishment of a uniform depreciation policy throughout the Group.

RESULTS PER SHARE

Performance per share (excluding minority interests)	**EUR/SHARE**		**2001/2000**	***USD/SHARE*** [(1)]
	2000	**2001** [(2)]	**Δ%**	**2001**
Net current earnings	**5.20**	**4.72**	**- 9 %**	**4.16**
Net earnings	5.27	4.72	- 10 %	4.16
Cash flow	11.39	10.82	-5 %	9.54
Number of shares (000)	84 376	84 445	n.s.	84 445

(1) 1 EUR = 0.8813 US dollars (31 December 2001), (2) Unaudited figures

Net current earnings amounted to EUR 4.72 per share **after amortization of goodwill**, a reduction of 9 % from 2000. **Before amortization of goodwill**, net current earnings amounted to EUR 5.02 per share.

CHANGE STRATEGY OF THE SOLVAY GROUP

The Solvay Group is continuing to implement its strategy of:

- More rapid development of the Pharmaceuticals sector and Specialties,
- Improvement in competitiveness of its Essentials, and
- Reinforcement of its leadership position in its businesses while continuously improving its competitiveness and innovation.

The acquisition in progress of Ausimont, a producer of specialty fluorine products, announced at the end of 2001, will be the largest acquisition in the history of the Solvay Group. Through this, the Group should become a world leader in a field – fluorine specialties – with very high added value and rapid growth and characterized by intensive research, a field in which the Group has an integration unique in the industry, from the fluorospar mine in Namibia to the marketing of these extremely sophisticated products.

[1] The negligible balance of extraordinary items is composed of, on the one hand, extraordinary gains resulting from the formation of two high density polyethylene joint ventures with BP and the net gain realized on the exchange of Duramed shares for Barr shares in the pharmaceutical area, and, on the other hand,

This acquisition follows other, no less important agreements with BP. These agreements, which took financial effect from October 1, 2001, covered the acquisition of BP's specialty polymers, the creation of two joint ventures in high-density polyethylene between Solvay and BP, and the divestiture of Solvay's polypropylene business to BP.

In addition, other transactions included:

- The establishment at the beginning of 2002 of a European salt joint venture with the Kali und Salz (K+S) Group;
- The sale of Solvay's decoration activities, which were deconsolidated from January 1, 2001, to the German group Langbein-Pfanhauser Werke (LPW), as well as Solvay's acquisition of the calendered and laminated films businesses of LPW in the United Kingdom and the United States; and
- The sale of the automotive air induction systems business to the German Mann+Hummel Group at the beginning of 2002.

All these steps were taken in furtherance of the Solvay Group's strategy of change.

COMMENTS BY SECTOR:

Both sales and earnings developed in contrasting fashion among the sectors:

Millions of EUR	Sales			EBIT		
	2000	2001 [1]	01/00 Δ%	2000	2001 [1]	01/00 Δ%
Pharmaceuticals	1 548	1 769	+ 14 %	134	203	+ 51 %
Chemicals	2 585	2 751	+ 6 %	233	286	+ 23 %
Plastics	3 000	2 624	- 13 %	230	70	- 70 %
Processing	1 730	1 581	- 9 %	69	68	- 1 %
GROUP	**8 863**	**8 725**	**- 2 %**	**666**	**628**	**- 6 %**

[1] unaudited figures

PHARMACEUTICALS SECTOR

✓ ***Strong growth in sales (+ 14 %) and EBIT (+ 51 %).***
✓ ***Continuation of development of research portfolio.***

Sales increased by 14 % in 2001.

- All therapeutic areas contributed to this growth. (hormone replacement therapy + 38 %, cardiology + 42 % and gastroenterology +12 %), with the exception of mental health (– 19 %).
- Despite the drop in sales of Luvox® tablets, which have generic competition in the United States, North American sales recorded an increase of 27 % thanks to Androgel® male hormone therapy product, Marinol® appetite stimulant and, in Canada, Pantaloc® medication for ulcers and heartburn, as well as improvement in sales of Teveten® and Aceon® antihypertensive agents in the United States.
- Sales have also improved in other areas of the world (+ 10%), in particular in Eastern European countries as well as Latin America, thanks in the latter case to the contribution made by Sintofarma since October 2000.
- Sales in Japan were up 15 % in local currency, reflecting the growth in our sales of Luvox® antidepressant in that country.

EBIT reached a new record of EUR 203 million, an increase of 51 % compared to 2000, despite significant efforts in marketing, research and the establishment of procedures in the US in conjunction with the FDA.

- In the area of research, Solvay is actively conducting Phase III clinical research, commenced in July 2001, on Cilansetron®, a high-potential product, and on Tedisamil®, an anti-arrhythmia drug. Clinical Phase II trials have confirmed the anticipated therapeutic efficacy of SLV306, a new cardiology medication for the treatment of hypertension and congestive heart failure. Solvay has equally reinforced its product portfolio by acquiring the rights to commercialize in certain European countries the product Omacor®, intended for prevention of secondary myocardial infarction, the registration of which is in process, as well as the North American rights to Anoheal® and Incostop® gels, two gastrointestinal products, now in Phase III research.The establishment of a plan to reorganize R&D to refocus internal investments while augmenting utilization of external resources through use of highly qualified specialist partners is being continued. The July 2001 agreement with Quintiles to, among other things, optimize clinical research on Cilansetron®, illustrates this strategy of alliances permitting the sharing of investment and specific expertise.

CHEMICALS SECTOR

Growth in sales (+6 %) and EBIT (+23 %) thanks to a targeted portfolio made of:

- ✓ ***Very competitive Essentials (principally inorganics) with world leadership positions. Particularly noteworthy is the marked growth in soda ash and caustic soda.***
- ✓ ***A number of Specialty products benefiting from higher margins and less sensitivity to general economic conditions.***

- The ***soda ash*** activities experienced growth in 2001. In Europe, production facilities, including that in Bulgaria, operated at full capacity. In North America, the market began to regain balance following capacity rationalization. American margins continued to be affected by high energy costs.
- The ***electrochemistry and derivative specialties*** business improved on balance thanks to significant caustic soda price increases and the result of restructuring.
- EBIT in ***peroxygens*** and ***barium and strontium carbonates*** suffered from the deterioration in market conditions during the course of the second half of 2001.
- As to ***fluorinated specialties***, sales of the Solkane® organic products continued to improve although the situation of inorganic specialties was made more difficult by the weaknesses of certain outlets (e.g. automotive). Other specialties, ***Advanced Functional Materials*** and ***caprolactones***, also performed well.

PLASTICS SECTOR

- ✓ ***EBIT (- 70 %) particularly affected by the weakness in the American market.***
- ✓ ***Integration of the BP specialty polymers business beginning October 1, 2001 and establishment of two joint ventures with BP in high density polyethylene.***

- ***Vinyls*** EBIT fell in 2001. The European and Asian situations nevertheless remained satisfactory, while that of Mercosur was dramatically affected by the Argentine crisis.
- ***High density polyethylene*** EBIT was substantially lower than in the previous year, in particular in the US, because of significant drops in margins and the economic slowdown.
- The performance of ***specialty polymers and performance compounds*** also was affected by the slowdown in certain end-use markets such as electronics and telecommunications. The consolidation of the former BP high-performance polymers in the last quarter of 2001 was a favorable development for our specialty polymers.

PROCESSING SECTOR

- ✓ ***Stable EBIT despite weakness in end-use markets such as construction and automotive.***
- ✓ ***Continued re-centering on the most competitive activities: sale of decoration activities and automotive air-intake systems.***

- ***Industrial films*** grew thanks, among other factors, to the development of medical applications, films for veneer and swimming-pool liners.
- Sales of ***Inergy Automotive Systems*** (automotive fuel-systems joint venture) increased 10% due to the launch of some 20 new fuel systems; start-up costs for additional units to satisfy new orders depressed EBIT.
- The EBIT of ***Pipelife*** (pipe and fittings joint venture) was affected by difficult conditions in the construction market, particularly in Germany, Poland and the United States, while Scandinavia remained stable and Asia continued to grow. At the same time, a number of restructuring measures are under way.

CAPITAL INVESTMENTS AND RESEARCH AND DEVELOPMENT

In 2001, capital investments reached EUR 2,627 million, including the acquisition of Ausimont (EUR 1.3 billion), announced in December 2001, and the acquisition of the BP specialty polymers business (EUR 606 million) through an exchange of assets. For 2002, the capital investment budget is EUR 842 million. The 2002 R&D budget is EUR 392 million (including EUR 262 million, or 67 % for Pharmaceuticals).

Key dates during the next six months

March 22, 2002:	Announcement of the balance of the dividend to be proposed to the Annual General Meeting.
End of April 2002:	Financial portion of the Annual Report on the Internet
June 6, 2002:	Annual General Meeting of Shareholders
July 31, 2002:	Release of results for the first half of 2002

For further information: **Solvay Investor Relations**, investor.relations@solvay.com, tel. 32/2/509.60.16, fax 32/2/509/7240.
To view the presentation of results at today's press conference: www.solvay-investors.com.

Dit persbericht is ook in het Nederlands beschikbaar - Ce communiqué de presse est également disponible en français

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : January 14, 2002 at 10:00 a.m. (Brussels time)

SOLVAY WELCOMES EU GREEN LIGHT FOR ESCO, THE NEW SALT JOINT VENTURE WITH K+S

Solvay welcomes the decision of the EU competition authorities, approving the establishment of a salt joint venture between K+S Aktiengesellschaft (Kassel) and Solvay S.A. (Brussels). No conditions are attached to the approval.

The new company, in which K+ S and Solvay will hold respectively 62% and 38% of the shares, will be called **ESCO – European Salt Company**. The necessary steps to amalgamate the companies will now be taken without delay, and will probably be completed in March 2002. The General Managers of ESCO will be Reinhard Dust and Dr. Jan van Ingen. The company's registered headquarter will be in Hanover.

The core objective of ESCO is to serve the salt market with a complete product range through efficient structures–which the newly created company can easily set up – as well as favorably located production sites, from the two perspectives of logistics and client proximity.

The joint venture will produce approximately 5 million tons of salt per year in Germany, the Netherlands, France, Belgium, Spain, and Portugal. It will have 1,400 employees and is expected to generate an annual turnover of some 300 million EUR.

Both partners are bringing their salt production sold to external customers into the joint venture.

The activities brought into the Joint Venture by K+S include Marketing and Distribution as well as the production sites of Bernburg. Grasleben near Helmstedt (Germany) and Harlingen (the Netherlands).

Solvay contributes its German site of Borth am Niederrhein as well as activities in Belgium, France, Portugal and Spain. The salt production for captive use in Solvay's own soda ash and electrolysis processes will remain within Solvay.

The **K+S Group** is one of the leading global producers of potassic and magnesian products for agricultural and industrial applications. With its subsidiaries COMPO and fertiva, K+S is the second largest supplier of fertilizers in Europe and an important European salt producer. Further activities of the Group include waste management and recycling as well as different logistics and IT services. The K+S Group employs some 9,800 people and achieved sales of more than 2 billion euros in 2000.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs about 32,000 people in 50 countries. In 2000 its consolidated sales amounted to EUR 8.9 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies.

Details are available at www.solvay.com and www.k-plus-s.com.

For further information please contact :

Ulrich Göbel
Corporate Communications
K+S Aktiengesellschaft
Tel.: ++49 561 - 9301 1722
Fax: ++49 561 - 9301 1666
E-mail: ulrich.goebel@k-plus-s.com

Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
Fax: ++32 2 509 72 40
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français – This press release is also available in English